EXHIBIT 99.1

Hut 8 advances its goal of achieving carbon neutrality by 2025 through innovative recycling program

Partnering with Sparta Group's ERS International, Hut 8 recycled retired miners and parts, earning approximately 5,200 high-quality carbon credits

TORONTO, Feb. 21, 2023 /CNW/ - Hut 8 Mining Corp. (Nasdaq: HUT) (TSX: HUT) ("Hut 8" or "the Company"), one of North America's largest, innovation-focused digital asset mining pioneers and high performance computing infrastructure provider, partnered with Sparta Group's carbon credit program established by their e-waste division, ERS International, to reduce their carbon footprint by reusing and recycling approximately 220 metric tonnes of electronic waste, earning approximately 5,200 metric tons of carbon dioxide equivalent serialized carbon credits.

Under the recycling program, first of its kind in Canada, after accounting for shipping and processing costs, for every metric tonne of carbon dioxide diverted from landfills, one carbon credit is generated. The carbon credits are verified by AET Group, who have been verifiers with BGIS and Brookfield. Hut 8 will receive the carbon credits in the first half of 2023.

"We chose to partner with ERS International because their innovative program allowed us to responsibly recycle obsolete miners while taking meaningful steps to achieve our carbon neutrality goals," said Arnold Lee, Director of ESG at Hut 8. "This program allows Hut 8 to minimize the impact of electronic waste and divert CO2 from releasing into the atmosphere, while generating verified carbon credits approved by the Canadian Standards Association."

"It's great to have Hut 8, a company that is determined to set an example in terms of reducing carbon footprint in the digital mining sector as one of the first to take advantage of our carbon credit program. Anytime we can help a company achieve their sustainability goals it's a win for us too. We are laser focused on helping companies that trust in our service achieve their carbon neutrality goals through this program," said Joseph Cimorelli, Director of Global Business Development for ERS International.

About Hut 8

Hut 8 is one of North America's largest innovation-focused digital asset miners, led by a team of business-building technologists, bullish on bitcoin, blockchain, Web 3.0 and bridging the nascent and traditional high performance computing worlds. With two digital asset mining sites located in Southern Alberta and a third site in North Bay, Ontario, all located in Canada, Hut 8 has one of the highest capacity rates in the industry and one of the highest inventories of unencumbered, self-mined Bitcoin of any digital asset miner or publicly traded company globally. With 36,000 square feet of geo-diverse data centre space and cloud capacity connected to electrical grids powered by significant renewables and emission-free resources, Hut 8 is revolutionizing conventional assets to create the first hybrid data centre model that serves both the traditional high-performance compute (Web 2.0) and nascent digital asset computing sectors, blockchain gaming, and Web 3.0. Hut 8 was the first Canadian digital asset miner to list on the Nasdaq Global Select Market. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

About Sparta

Sparta Group (a.k.a. Sparta Capital Ltd.) is a public company (TSXV: SAY) focused on advanced technology designed to improve the health of the planet, the health of businesses, and the health of humankind. Sparta owns or holds a controlling interest in a network of independent businesses that supply energy saving technologies designed to reduce energy inefficiencies, achieve reduced emissions, and increase operating efficiencies in various industries. At the same time, the company also diverts waste from landfill, transforming it into something of value. While it began as an environmental technology company, Sparta expanded its technological expertise to address the growing demand for healthier workplaces and healthy employees. Its strong Technical Advisory Board reflects Sparta's dedication to advancing technologies that incorporate the latest in high-tech, including Artificial Intelligence (AI), to solve some of the world's pressing problems, including climate change, viral outbreaks, and mounting waste. The company is now structured into three divisions: Environment, Innovation, and Energy. These divisions better categorize the growing list of products and services offered by the Company.

Cautionary Note Regarding Forward–Looking Information

This press release includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, "forward-looking information"). All information, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company's businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "allow", "believe", "estimate", "expect", "predict", "can", "might", "potential", "predict", "is designed to", "likely" or similar expressions. In addition, any statements in this press release that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information and include, among others, statements regarding: Bitcoin network dynamics; the Company's ability to advance its longstanding HODL strategy; the Company's ability to produce additional Bitcoin and maintain existing rates of productivity at all sites; the Company's ability to deploy additional miners; the Company's ability to continue mining digital assets efficiently; the Company's expected recurring revenue and growth rate from its high performance computing business; the number of carbon credits to be received by the Company, and the timing thereof; and the Company's ability to successfully navigate the current market.

Statements containing forward-looking information are not historical facts, but instead represent management's expectations, estimates and projections regarding future events based on certain material factors and assumptions at the time the statement was made. While considered reasonable by Hut 8 as of the date of this press release, such statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to, security and cybersecurity threats and hacks, malicious actors or botnet obtaining control of processing power on the Bitcoin network, further development and acceptance of the Bitcoin network, changes to Bitcoin mining difficulty, loss or destruction of private keys, increases in fees for recording transactions in the Blockchain, erroneous transactions, reliance on a limited number of key employees, reliance on third party mining pool service providers, regulatory changes, classification and tax changes, momentum pricing risk, fraud and failure related to digital asset exchanges, difficulty in obtaining banking services and financing, difficulty in obtaining insurance, permits and licenses, internet and power disruptions, geopolitical events, uncertainty in the development of cryptographic and algorithmic protocols, uncertainty about the acceptance or widespread use of digital assets, failure to anticipate technology innovations, the COVID19 pandemic, climate change, currency risk, lending risk and recovery of potential losses, litigation risk, business integration risk, changes in market demand, changes in network and infrastructure, system interruption, changes in leasing arrangements,  failure to achieve intended benefits of power purchase agreements, potential for interrupted delivery, or suspension of the delivery, of energy to the Company's mining sites, and other risks related to the digital asset and data centre business. For a complete list of the factors that could affect the Company, please see the "Risk Factors" section of the Company's Annual Information Form dated March 17, 2022, and Hut 8's other continuous disclosure documents which are available on the Company's profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission's website at www.sec.gov.

These factors are not intended to represent a complete list of the factors that could affect Hut 8; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in this press release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this press release should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and Hut 8's future decisions and actions will depend on management's assessment of all information at the relevant time. The forward-looking statements contained in this press release are made as of the date of this press release, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

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SOURCE Hut 8 Mining Corp

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For further information: Investor contact: Sue Ennis, sue@hut8.io; Media contact: Yamini Coen, Yamini.coen@hut8.io

CO: Hut 8 Mining Corp

CNW 06:30e 21-FEB-23